TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022
With Report of Independent Registered Public
Accounting Firm

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SEC FILE NUMER
8- 68381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAP SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 FIFTH AVENUE, FL 18
(No. and Street)

New York (City) NY (State) 10153 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel (Name) (212) 897-1688 (Area Code – Telephone Number) hspindel@integrated.solutions (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, ifapplicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, F. Davis Terry Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to TAP SECURITIES LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Co-President

Title

3/3/23

Notary Public

Sarah A. Tecla
Notary Public, State of New York
Reg. No. 01TE6444790
Qualified in New York County
Commission Expires December 5, 2026

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: —————————————————————————————————

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
TAP Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TAP Securities LLC (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
March 1, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

TAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash	$	407,521
Accounts receivable		15,000
Due from parent		1,200,000
Total assets	$	1,622,521

Liabilities and Member's Capital

Liabilities:		
Deferred revenue	$	45,000
Member's capital		1,577,521
Total liabilities and member's capital	$	1,622,521

Note 1 - Organization and nature of business

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company is 100% owned by TAP Advisors LLC (the "Parent").

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable and contract balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. There was $0 outstanding accounts receivable at January 1, 2022 and $1,215,000 at December 31, 2022. There were no contract assets as of January 1, 2022 or December 31, 2022. There was no deferred revenue as of January 1, 2022 and $45,000 at December 31, 2022.

Allowance for credit losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Note 2 - Summary of significant accounting policies (continued)

Allowance for credit losses (continued)

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2022.

Liquidity

As shown in the accompanying financial statements, the Company generated net income of $1,314,123 during the year ended December 31, 2022. As of December 31, 2022, the Company's available cash was $407,521 and liabilities were $45,000. Management has evaluated these conditions and determined that since the Company has historically relied on its Parent to meet its cash flow requirements (through forgiveness of intercompany debt when and if necessary), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that there are no uncertain tax positions that would require financial statement recognition as of December 31, 2022.

Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The carrying value of cash approximates fair value due to its short-term nature.

Accounts receivable represents a receivable mainly from the Parent which is 77% of member's capital.
. The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

TAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $682,398, which was $582,398 in excess of its required net capital of $100,000.

Note 5 - Related party transactions

Pursuant to an annually renewable expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. The fees charged by the Parent and agreed to by the parties totaled $9,965,099 for the year ended December 31, 2022. This amount includes $5,400,009 representing principally office and administrative services and payroll; the balance represents management fees that are determined from time to time at the discretion and mutual agreement of the Company and its Parent. The Company regularly reimburses its Parent for these expenses unless its Parent forgives the indebtedness that the Company might owe to the Parent. Management of the Company has determined the Company has access to resources from the Parent that are sufficient to fund the working capital needs of the Company for at least one year from the date of the issuance of these statements, should that become necessary. During the year ended December 31, 2022, the Parent forgave $3,540,000 that were owed to it by the Company. Such forgiveness was treated as capital contributions to the Company.

These financial statements do not necessarily reflect the results of operations and financial condition that would have been the result of dealing with unrelated entities.